

March 13 , 2007

Ms. Lisa B. Buchanan
Corporate Secretary
Cal Dive International, Inc.
400 N Sam Houston Parkway E.
Houston, Texas 77060

> **RE: Cal Dive International, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 1, 2007**
> **Schedule 14A**
> **Filed April 9, 2007**
> **File No. 0-33206**

Dear Ms. Buchanan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Cash Bonus, page 16

The staff notes your response to our comment number 3 in our correspondence dated December 31, 2007. At this time the staff re-issues the comment.

In re-issuing the comment, the staff notes that you have indicated that you are subject to certain confidentiality provisions in a Master Agreement between you and Helix, and further that because of your status as a former subsidiary of Helix, disclosure of the requested information as required by Item 402 of Regulation S-K could cause competitive harm to Helix. To the extent that you wish to assert that the requested information cannot be provided on these bases, please note that you will need to provide the staff with a detailed discussion analyzing the issue substantially similar to that provided with a confidential treatment request, including a detailed discussion of the competitive harm resulting to you by such disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Roger Schwall
Assistant Director

cc: M. Karney